Exhibit 99.4

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our report dated March 31, 2023, with respect to the consolidated financial statements of Neovasc Inc. for the year ended December 31, 2022, included in the Current Report on Form 6-K. We consent to the incorporation by reference of said report in the Registration Statements of Neovasc Inc. on Form F-10 (File No. 333-255293), Form F-3 (File No. 333-245385) and Form S-8 (File No. 333-226075).

Grant Thornton LLP

Bellevue, Washington

March 31, 2023